UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13(d)-2(a)
(Amendment No. _____)

Hancock Fabrics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

409900107

(CUSIP Number)

C. Brophy Christensen, Esq.
Stephen O. Carlson, Esq.
O’Melveny & Myers LLP
275 Battery Street, Suite 2600
San Francisco, CA 94111
415-984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2008

(Date of Event which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS ASPEN ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)		WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	1,349,679

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	1,349,679

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,349,679

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		6.7%

14	TYPE OF REPORTING PERSON		OO, IA

1	NAMES OF REPORTING PERSONS SOPRIS CAPITAL ADVISORS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)		WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	5,318,396

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	5,318,396

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,318,396

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		23.9%

14	TYPE OF REPORTING PERSON		OO, IA

1	NAMES OF REPORTING PERSONS SOPRIS PARTNERS SERIES A, of SOPRIS CAPITAL PARTNERS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)		WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	3,383,930

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	3,383,930

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,383,930

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		16.1%

14	TYPE OF REPORTING PERSON		PN

1	NAMES OF REPORTING PERSONS SOPRIS CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)		WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	3,808,678

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	3,808,678

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,808,678

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		17.8%

14	TYPE OF REPORTING PERSON		OO

1	NAMES OF REPORTING PERSONS ENTERASPEN LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)		WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		CAYMAN ISLANDS

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	2,684,860

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	2,684,860

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,684,860

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		12.9%

14	TYPE OF REPORTING PERSON		OO

1	NAMES OF REPORTING PERSONS NIKOS HECHT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)		WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		UNITED STATES

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	6,668,075

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	6,668,075

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,668,075

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		28.9%

14	TYPE OF REPORTING PERSON		IN

ITEM 1.	SECURITY AND ISSUER

                         This Statement on Schedule 13D is being filed with respect to the Common Stock (the “Common Stock”), of Hancock Fabrics, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal place of business is One Fashion Way, Baldwyn, MS 38824.

ITEM 2.	IDENTITY AND BACKGROUND

                         This Statement on Schedule 13D is being filed by Aspen Advisors LLC (“Aspen Advisors”), Sopris Capital Advisors, LLC (“Sopris Advisors”), Sopris Partners Series A, of Sopris Capital Partners, L.P. (“Sopris Partners”), Sopris Capital, LLC (“Sopris Capital”), EnterAspen Limited (“EnterAspen”) and Nikos Hecht (each a “Reporting Person” and collectively, the “Reporting Persons”). The principal business office of Aspen Advisors is 152 West 57th Street, New York, NY, 10019. The principal business office of EnterAspen is First Caribbean House, 4th Floor, P.O. Box 487, Grand Cayman, Cayman Islands, KY1-1106. The principal business office of each of Sopris Partners, Sopris Capital, Sopris Advisors and Mr. Hecht is 314 S. Galena Street, Suite 300, Aspen, CO 81611.

                         Sopris Partners is a Delaware limited partnership and a private investment partnership, investing principally in securities of distressed companies. Sopris Capital is a Delaware limited liability company, the business of which is acting as the general partner of Sopris Partners and several other affiliates. Each of Aspen Advisors and Sopris Advisors is a Delaware limited liability company, the business of which is investment management for affiliated partnerships and funds, including Sopris Partners and a limited number of institutional and other large private investors. Such private investors include EnterAspen, a Cayman Islands Exempted Company. Mr. Hecht is the managing member of Aspen Advisors and Sopris Advisors and is the sole member of the managing member of Sopris Capital, and is engaged, through Aspen Advisors and Sopris Advisors, in the business of organizing private investment partnerships and providing investment management to such partnerships and other institutional and private investors.

                         As the managing member of Aspen Advisors and Sopris Advisors, the sole member of the managing member of Sopris Capital and the owner of a majority of the membership interests in each of Aspen Advisors, Sopris Advisors and Sopris Capital, Mr. Hecht may be deemed to be the controlling person of Aspen Advisors, Sopris Advisors and Sopris Capital and, through Sopris Capital, Sopris Partners.

(d)	Criminal Proceedings

                         During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, no general partner, executive officer or managing member of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Securities Law Proceedings

                         During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, no general partner, executive officer or managing member of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

                         Mr. Hecht is a citizen of the United States. EnterAspen is a Cayman Islands Exempted Company. Each of the other Reporting Persons is a Delaware private investment partnership or limited liability company, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                         On August 1, 2008 (the “Effective Date”), the Company consummated the transactions contemplated by the Joint Consolidated Plan of Reorganization Under Chapter 11 of the Bankruptcy Code by Hancock Fabrics, Inc. and its Affiliated Debtors and Debtors in Possession (as it has been amended, modified and supplemented, the “Plan”), dated July 10, 2008, as confirmed by the order of the United States Bankruptcy Court for the District of Delaware, entered on July 22, 2008, and emerged from chapter 11 bankruptcy protection in accordance with the Plan. The Debtors as set forth in the Plan are the Company, Hancock Fabrics of MI, Inc., HF Resources, Inc., Hancockfabrics.com, Inc., HF Merchandising, Inc., HF Enterprises, Inc. and Hancock Fabrics, LLC. Certain of the Reporting Persons or their affiliates serve on the Official Committee of the Equity Holders of the Company (the “Equity Committee”) and approved the Plan in such capacity.

                         In addition to their right to retain the shares of Common Stock held by them as of the Effective Date as set forth in the Plan, the Reporting Persons received the following securities pursuant to the Plan:

EnterAspen, through its account managed by Aspen Advisors, received:

•

Notes (as defined below) in the principal amount of $1,739,000 and Warrants (as defined below) to purchase an aggregate of 695,600 shares of Common Stock, upon the exercise of subscription rights and purchase of Notes and related Warrants as a Backstop Party (as defined below) in the Rights Offering (as defined below) made to holders of Common Stock pursuant to the Plan.

•	Warrants to purchase an aggregate of 145,619 shares of Common Stock in respect of a backstop fee payable under the Backstop Fee Letter (as defined below).

EnterAspen, through its account managed by Sopris Advisors, received:

•

Notes in the principal amount of $1,366,000 and Warrants to purchase an aggregate of 546,400 shares of Common Stock, upon the exercise of subscription rights and purchase of Notes and related Warrants as a Backstop Party in the Rights Offering made to holders of Common Stock pursuant to the Plan.

•	Warrants to purchase an aggregate of 102,431 shares of Common Stock in respect of a backstop fee payable under the Backstop Fee Letter.

Sopris Partners received:

•

Notes in the principal amount of $3,405,000 and Warrants to purchase an aggregate of 1,362,000 shares of Common Stock, upon the exercise of subscription rights and purchase of Notes and related Warrants as a Backstop Party in the Rights Offering made to holders of Common Stock pursuant to the Plan.

•	Warrants to purchase an aggregate of 285,140 shares of Common Stock in respect of a backstop fee payable under the Backstop Fee Letter.

An investment partnership with Sopris Capital as its general partner and Sopris Advisors as its manager received:

•

Notes in the principal amount of $878,000 and Warrants to purchase an aggregate of 351,200 shares of Common Stock, upon the exercise of subscription rights and purchase of Notes and related Warrants as a Backstop Party in the Rights Offering made to holders of Common Stock pursuant to the Plan.

•	Warrants to purchase an aggregate of 73,548 shares of Common Stock in respect of a backstop fee payable under the Backstop Fee Letter.

A private institutional account managed by Sopris Advisors received:

•

Notes in the principal amount of $336,000 and Warrants to purchase an aggregate of 134,400 shares of Common Stock, upon the exercise of subscription rights and purchase of Notes and related Warrants as a Backstop Party in the Rights Offering made to holders of Common Stock pursuant to the Plan.

•	Warrants to purchase an aggregate of 40,137 shares of Common Stock in respect of a backstop fee payable under the Backstop Fee Letter.

                         EnterAspen, through its account managed by Aspen Advisors, used $1,739,000 of available working capital and, through its account managed by Sopris Advisors, used $1,366,000 of available working capital to finance the acquisition of the Notes and related Warrants pursuant to the Rights Offering. Sopris Partners used $3,405,000 of available working capital to finance the acquisition of the Notes and related Warrants pursuant to the Rights Offering. The investment partnership, through its account managed by Sopris Advisors, used $878,000 of available working capital to finance the acquisition of the Notes and related Warrants pursuant to the Rights Offering. The private institutional account, through its account managed by Sopris Advisors, used $336,000 of available working capital to finance the acquisition of the Notes and related Warrants pursuant to the Rights Offering.

ITEM 4.	PURPOSE OF TRANSACTION

                         As a result of the Company’s Chapter 11 reorganization pursuant to the Plan, Sopris Partners, through its accounts managed by Sopris Advisors, EnterAspen, through its account managed by Sopris Advisors, and EnterAspen, through its account managed by Aspen Advisors, retained 1,736,790, 686,350 and 508,460 shares of Common Stock, respectively.

                         Pursuant to the Plan, the Company and its subsidiaries raised $20 million through a rights offering (the “Rights Offering”). The Rights Offering was consummated on or promptly after the Effective Date by offering all holders of at least 970 shares of Common Stock the right to purchase (i) a floating rate secured note (each, a “Note”) in the principal amount of $1,000 for every 970 shares of Common Stock held by such stockholder and (ii) an immediately exercisable warrant (each, a “Warrant”) to purchase 400 shares of Common Stock for each Note purchased. EnterAspen, through its accounts managed by Aspen Advisors and Sopris Advisors, and Sopris Partners subscribed to an aggregate of 3,022 Notes and Warrants to purchase an aggregate of 1,208,800 shares of Common Stock on the basis of their aggregate proportionate ownership of 15.2% of the Company. In addition, Sopris Partners, in its own capacity and through affiliates EnterAspen, and the investment partnership and the private institutional account managed by Sopris Advisors, acted as some of the backstop parties (the “Backstop Parties”) for the Rights Offering pursuant to a commitment letter by and among Sopris, certain unaffiliated backstop purchasers and the Company (the “Backstop Commitment Letter”).

                         Under this Backstop Commitment Letter, the Backstop Parties were obligated to purchase all of the Notes in the Rights Offering in excess of their respective proportionate ownership that were not purchased by the other participants in the Rights Offering. This number amounted to Notes in the principal amount of $4,702,000. As a result, EnterAspen, Sopris Partners, the investment partnership and the private institutional account managed by Sopris Advisors received total Notes and Warrants in respect of the Rights Offering as follows:

•	EnterAspen, through its account managed by Aspen Advisors, purchased Notes in a principal amount of $1,739,000 and Warrants to purchase an aggregate of 695,600 shares of Common Stock.

•	EnterAspen, through its account managed by Sopris Advisors, purchased Notes in a principal amount of $1,366,000 and Warrants to purchase an aggregate of 546,400 shares of Common Stock.

•	Sopris Partners purchased Notes in a principal amount of $3,405,000 and Warrants to purchase an aggregate of 1,362,000 shares of Common Stock.

•	The investment partnership purchased Notes in a principal amount of $878,000 and Warrants to purchase an aggregate of 351,200 shares of Common Stock.

•	The private institutional account managed by Sopris Advisors purchased Notes in a principal amount of $336,000 and Warrants to purchase an aggregate of 134,400 shares of Common Stock.

                         In addition, Sopris, the other unaffiliated the Backstop Parties and the Company entered into a fee letter (the “Fee Letter”) which provided that in return for the agreement by Sopris Partners to act as a Backstop Party, EnterAspen, Sopris Partners, the investment partnership and the private investment account managed by Sopris Advisors received Warrants to purchase an additional 646,875 shares of Common Stock as a backstop fee as follows:

•	EnterAspen, through its account managed by Aspen Advisors, received Warrants to purchase an additional 146,619 shares of Common Stock.

•	EnterAspen, through its account managed by Sopris Advisors, received Warrants to purchase an additional 102,431 shares of Common Stock.

•	Sopris Partners received Warrants to purchase an additional 285,140 shares of Common Stock.

•	The investment partnership received Warrants to purchase an additional 73,548 shares of Common Stock.

•	The private institutional account managed by Sopris Advisors received Warrants to purchase an additional 40,137 shares of Common Stock.

                         As a result, on the date of this Schedule 13D, the Reporting Persons had beneficial ownership of 6,668,075 shares of Common Stock, or 28.9% of the Common Stock outstanding.

                         The Notes were issued pursuant to an indenture (the “Indenture”) with Deutsche Bank Trust Company, as indenture trustee, consistent with a term sheet attached to the Backstop Commitment Letter. The Notes bear interest at 4.5% per year, mature in five years after their issuance and are expressly subordinated to certain existing debt. Upon a Change of Control (as defined in the Indenture), the Company must make an offer to purchase the Notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase. The Notes are redeemable in certain instances described in the Indenture. The Indenture also contains covenants which could prohibit certain mergers, acquisitions or asset sales. The Backstop Commitment Letter required the Company to register the Notes on a Registration Statement on Form S-1 and have such Registration Statement declared effective prior to closing. The Warrants issued in the Rights Offering have a five year term and are immediately exercisable at a price equal to the greater of (i) $1.00 per share and (ii) the volume weighted average trading price per share for the 30 days prior to the third business day before the issuance of the Warrants. The Warrants also provide customary protections including adjustments for dividends paid, cash payments equal to the Black-Scholes value in the event of a sale, consolidation or merger, restrictions regarding below market equity issuances, issuance of additional Warrants upon an equity financing at below-market prices and other customary antidilution protections.

                         The Company’s board of directors prior to adoption of the Plan consisted of six members. Pursuant to the Plan, by agreement of the Equity Committee (which includes certain Reporting Persons and their affiliates), the Board of Directors of the Company is now composed of Carl E. Berg, Jane F. Aggers, Sam Pina Cortez, Steven D. Scheiwe and Harry D. Schulman.

                         Certain of the Backstop Parties requested that as part of the order of the Court enabling the Company to emerge from the reorganization, a provision be included authorizing the amendment of the Certificate of Incorporation and the By-Laws of the Company to eliminate certain anti-takeover protections previously included in those documents. Included in those changes are (i) subjecting all directors to a stockholder election ballot annually (rather than by class over three years), (ii) permitting stockholder action to be taken without a meeting and without prior notice by the consent of the required percentage of votes necessary to take such an action had the action been taken at a meeting, (iii) permitting the call of special meetings by a majority of the Company’s outstanding shares, (iv) permitting removal of directors by the holders of a majority of the Company’s outstanding shares, (v) eliminating an 80% vote requirement for the amendment of various by-laws, and (vi) eliminating the requirement for Board of Directors or stockholder approval of any business combination that does not comply with certain minimum price criteria and procedural requirements. The Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws of the Company will become effective upon the Company filing with the bankruptcy court a Notice of Effective Date to exit from bankruptcy.

                         In recognition of this proposed change in corporate governance, and contrary to prior disclosures in the Registration Statement on Form S-1 that each subscription for rights would be irrevocable, on July 30, 2008, the Company notified subscribers in the Rights Offering that they may elect to rescind their subscriptions and receive a return of their subscription payments by providing an executed rescission certificate to the subscription agent for the Rights Offering by a certain time. The Backstop Parties entered into an Additional Backstop Commitment Letter pursuant to which they agreed to purchase any Notes for which a stockholder of the Company exercised its right to rescind its subscriptions. The price to be paid by the Backstop Parties for each Note shall equal its principal amount plus any accrued interest from the original issue date of such Note until its purchase by the Backstop Parties. Sopris, on its own behalf and on behalf of certain affiliated funds, as Backstop Party, committed to purchase from rescinding parties Notes at an aggregate purchase price equal to the lesser of (i) one half of the aggregate value of the Notes for which a purchase was rescinded and (ii) $901,000. As the rescission right does not expire until August 29, 2008, the number of additional Notes and Warrants to be received by the Backstop Parties cannot be determined at this time.

                         The foregoing descriptions of the Plan, the Notes, the Indenture, the Backstop Commitment Letter, the Backstop Fee Letter, the Additional Backstop Commitment Letter, the Amended and Restated Certificate of Incorporation, the Amended and Restated By-Laws and the Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which appear as exhibits to the Company’s Current Report on Form 8-K filed on May 30, 2008, June 11, 2008 and July 31, 2008, the Company’s Registration Statement on Form S-1 filed on May 16, 2008 and this Schedule 13D, and are incorporated herein by reference.

                         Except as described above, the Reporting Persons have no present plans or proposals which would result in the matters described in clauses (a) through (j) of Item 4.

                         The Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock in the open market or otherwise and reserve the right to dispose of any or all of their shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the shares of Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,668,075 shares of Common Stock, representing approximately 28.9% of the Common Stock, allocated as follows:

Reporting Person	Number of Shares Beneficially Owned	% of Common Stock Owned[1]

Aspen Advisors	1,349,679	6.7%
Sopris Advisors	5,318,396	23.9%
Sopris Partners	3,383,930	16.1%
Sopris Capital	3,808,678	17.8%
EnterAspen	2,684,860	12.9%
Nikos Hecht	6,668,075	28.9%

(b)	Each Reporting Person has the following powers to vote, direct the vote, dispose of or direct the disposition of shares of Common Stock:

		Number of Shares as to which the Reporting Person has
Reporting Person	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose of or direct the disposition of	Shared power to dispose of or direct the disposition of

Aspen Advisors	0	1,349,679	0	1,349,679
Sopris Advisors	0	5,318,396	0	5,318,396
Sopris Partners	0	3,383,930	0	3,383,930
Sopris Capital	0	3,808,678	0	3,808,678
EnterAspen	0	2,684,860	0	2,684,860
Nikos Hecht	0	6,668,075	0	6,668,075

1 The percentage ownership of each Reporting Person, determined in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934 has been calculated by dividing (i) the sum of the aggregate number of outstanding shares of Common Stock beneficially owned by such Reporting Person and the number of shares of Common Stock issuable upon exercise of the Warrants, beneficially owned by such Reporting Person by (ii) the sum of the 19,311,307 shares of Common Stock communicated to the Reporting Persons by the Company to be outstanding and the number of shares of Common Stock issuable upon exercise of the Warrants beneficially owned by such Reporting Person.

                         Of the shares reported as beneficially owned in this Schedule 13D, 3,383,930 shares are owned directly by Sopris Partners, 424,748 shares are owned directly by a private investment partnership with Sopris Capital as its general partner and Sopris Advisors as its manager, 1,349,679 shares are owned by private clients of Aspen Advisors and 1,509,718 shares are owned by private clients of Sopris Advisors. Of the shares reported as owned by private clients of Aspen Advisors and Sopris Advisors, 2,684,860 are owned by EnterAspen, of which 1,349,679 are owned through an account managed by Aspen Advisors and 1,335,181 are owned through an account managed by Sopris Advisors.

                         Sopris Capital is the general partner of Sopris Partners and the investment partnership which participated as a Backstop Party and, as such, may be deemed to share beneficial ownership of the Common Stock owned directly by such parties. Each of Aspen Advisors and Sopris Advisors is an Attorney-in-Fact of EnterAspen. Mr. Hecht is the managing member of each of Aspen Advisors and of Sopris Advisors and the sole member of the managing member of Sopris Capital. As the managing member of Aspen Advisors and Sopris Advisors, the sole member of the managing member of Sopris Capital and the owner of a majority of the membership interests in each of Sopris Capital, Aspen Advisors and Sopris Advisors, Mr. Hecht may be deemed to be the controlling person of Sopris Capital, Aspen Advisors and Sopris Advisors, and through Sopris Capital, Sopris Partners and the investment partnership which participated as a Backstop Party. Each of Aspen Advisors and Sopris Advisors, as investment manager for their respective private clients, and with respect to Sopris Advisors, also as investment manager for Sopris Partners, has discretionary investment authority over the Common Stock held by their respective private clients, Sopris Partners, and the investment partnership which participated as a Backstop Party, as applicable. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Common Stock held by Sopris Partners, the investment partnership which participated as a Backstop Party and the private clients of Aspen Advisors and Sopris Advisors, including EnterAspen and the private institutional account which participated as a Backstop Party. Each of Sopris Partners and Sopris Capital disclaims any beneficial interest in the Common Stock owned by the accounts managed by Sopris Advisors and Aspen Advisors.

(c)          Except as described in Item 4, no transactions with respect to the shares of Common Stock were effected during the past sixty (60) days by any of the Reporting Persons.

(d)          The various private accounts of which Aspen Advisors and Sopris Advisors serve as investment manager have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Company. Such private accounts include EnterAspen, a Reporting Person, which beneficially owns 12.9% of the Common Stock of the Company, and the private institutional account. Sopris Partners and Sopris Capital disclaim any beneficial interest in the Common Stock owned by the accounts managed by Sopris Advisors and Aspen Advisors.

(e)          Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                         Except as disclosed in Item 4 (which disclosure is hereby incorporated by reference into this Item 6) or as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of August 11, 2008, by and among the Reporting Persons.

Exhibit 2

The Joint Consolidated Plan of Reorganization Under Chapter 11 of the Bankruptcy Code by Hancock Fabrics, Inc. and Its Affiliated Debtors and Debtors In Possession, incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed June 11, 2008.

Exhibit 3	Commitment Letter with Backstop Purchasers (including Sopris Partners), incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed May 30, 2008.

Exhibit 4	Fee Letter with Backstop Purchasers (including Sopris Partners), incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed May 30, 2008.

Exhibit 5

Additional Backstop Commitment Letter between the Company and the Backstop Purchasers (including Sopris Partners), incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed July 31, 2008.

Exhibit 6	Indenture between the Company and Detutsche Bank National Trust Company, incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-1 filed May 16, 2008.

Exhibit 7	Master Warrant Agreement, incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-1 filed May 16, 2008.

Exhibit 8	Specimen of Floating Rate Secured Notes of the Company, incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-1 filed May 16, 2008.

Exhibit 9	Form of Subscription Certificate for Rights, incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form S-1 filed May 16, 2008.

Exhibit 10	Specimen of Warrant, incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form S-1 filed May 16, 2008.

Exhibit 11	Amended and Restated Certificate of Incorporation of the Company, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed July 31, 2008.

Exhibit 12	Amended and Restated By-Laws of the Company, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed July 31, 2008.

SIGNATURES

                         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 11, 2008

ASPEN ADVISORS LLC

	By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

SOPRIS CAPITAL ADVISORS, LLC

	By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

SOPRIS PARTNERS SERIES A, OF SOPRIS CAPITAL PARTNERS, L.P.

	By:	SOPRIS CAPITAL, LLC
Its general partner

	By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Sole Member of the Managing Member

SOPRIS CAPITAL, LLC

	By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Sole Member of the Managing Member

ENTERASPEN LIMITED

By:	ASPEN ADVISORS LLC
Its Attorney-in-fact with respect to accounts managed by Aspen Advisors LLC

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

By:	SOPRIS CAPITAL ADVISORS, LLC
Its Attorney-in-fact with respect to accounts managed by Sopris Capital Advisors, LLC

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

/s/ Nikos Hecht

Nikos Hecht

EXHIBIT 1

JOINT FILING AGREEMENT

                         The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

ASPEN ADVISORS LLC

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

SOPRIS CAPITAL ADVISORS, LLC

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

SOPRIS PARTNERS SERIES A, OF SOPRIS CAPITAL PARTNERS, L.P.

By:	SOPRIS CAPITAL, LLC
Its general partner

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Sole Member of the Managing Member

SOPRIS CAPITAL, LLC

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Sole Member of the Managing Member

ENTERASPEN LIMITED

By:	ASPEN ADVISORS LLC
Its Attorney-in-fact with respect to accounts managed by Aspen Advisors LLC

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

By:	SOPRIS CAPITAL ADVISORS, LLC
Its Attorney-in-fact with respect to accounts managed by Sopris Capital Advisors, LLC

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

/s/ Nikos Hecht

Nikos Hecht